August 15, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ernest Greene and Martin James

Re:	VinFast Auto Ltd.
Form 20-F for the Year Ended December 31, 2023
Filed April 25, 2024
File No. 001-41782

9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
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Madrid

Ladies and Gentlemen:

On behalf of our client, VinFast Auto Ltd., a public company incorporated under the laws of Singapore (the “Company”), we submit this letter setting forth the response of the Company to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission in its comment letter dated August 1, 2024 with respect to the Company’s annual report on Form 20-F for the year ended December 31, 2023 as filed on April 25, 2024 (“Form 20-F”).

The Staff’s comment is repeated below in italics and are followed by the Company’s response.

Form 20-F for the Year Ended December 31, 2023

Index to the Consolidated Financial Statements, page F-1

1.	We note the Form 6-K filed on July 29, 2024 disclosing that your consolidated financial statements as of and for the year ended December 31, 2023 as well as the associated audit report of Ernst & Young Vietnam Limited should no longer be relied upon because of accounting errors relating to your revenue recognition practices (i.e., revenue-related cutoff items) identified subsequent to issuance. You disclose that you intend to amend the Form 20-F to include restated financial statements. Please tell us when you plan to file the amended Form 20-F.

Response:

In response to the Staff’s comment, the Company plans to file an amended Form 20-F containing the restated financial statements as soon as the Company completes preparation of the restated financial statements and the Company’s auditors complete their review thereof, which the Company currently anticipates will be within two to three weeks of the date of this letter and in any case no later than mid-September 2024.

August 15, 2024 Page 2

If you have any questions regarding the Form 20-F, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Sincerely,

/s/ Stacey Wong
Stacey Wong
of LATHAM &WATKINS LLP

Enclosure

cc:	(via email)
Pham Nhat Vuong, Managing Director and CEO, VinFast Auto Ltd.
Le Thi Thu Thuy, Director and Chairwoman, VinFast Auto Ltd.
Nguyen Thi Lan Anh, Chief Financial Officer, VinFast Auto Ltd.
Sharon Lau, Partner, Latham & Watkins LLP